EXHIBIT 99.66

Emerald Health Therapeutics’ Pure Sunfarms Joint Venture to Supply Cannabis Products to Alberta

Alberta distribution expands PSF’s market access to include top three provincial markets representing two-thirds of Canadian sales in 2019 to date

VANCOUVER, British Columbia, Nov. 27, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) announced that its 50%-owned joint venture for large-scale, low-cost, quality cannabis production, Pure Sunfarms Corp. (“Pure Sunfarms” or “PSF”), has secured a cannabis supply agreement with Alberta Gaming, Liquor & Cannabis (AGLC), to become an official supplier of recreational adult-use cannabis products to the province’s licensed private sector retailers including Alberta’s only legal online source for recreational cannabis (AlbertaCannabis.org). The AGLC is the wholesaler to private retailers and the only authorized online retailer in Alberta. Pure Sunfarms expects to deliver its first shipment of high-quality dried flower, inclusive of pre-rolls which are anticipated to enter Pure Sunfarms’ product lineup, to consumers in Alberta in the weeks and months ahead.

Alberta has over 330 licensed stores, more than all other provinces combined. The province reported $164.6 million in legal cannabis retail trade sales between January and September 20191, placing it in the top three provinces in Canada, and sales growth of 39% from the second to third quarter. Alberta, Ontario and Quebec combined accounted for 66% of Canadian legal cannabis retail trade sales for the first nine months of 2019.

“The new supply agreement with Alberta puts branded Pure Sunfarms cannabis products in three Canadian provinces and positions PSF to increase consumer reach and sales,” said Riaz Bandali, President and CEO of Emerald. “PSF’s high-quality, affordably-priced cannabis has been in demand in B.C. and Ontario, and we look forward to seeing the results of their expansion into Alberta, which has enabled the development of a strong retail infrastructure for cannabis sales.”

Since the formal launch of its branded packaged cannabis products in Canada two months ago, Pure Sunfarms has experienced strong results in October in British Columbia and Ontario. During this time, Pure Sunfarms was the No. 1 selling brand of dried flower products to the Ontario Cannabis Store, Ontario’s only online retailer and wholesaler of legal recreational cannabis. Pure Sunfarms continues to work toward additional provincial supply agreements for its high-quality dried flower product across Canada and plans to roll out other products such as pre-rolls, oils and vapes in the coming months.

1. Statistics Canada, Retail trade sales by province and territory as of June 2019 and September 2019.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. (EHT) is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities.

EHT’s 50%-owned Pure Sunfarms (PSF) in Delta, BC, focused on high quality, affordably priced products, is in full production in its first 1.1M s.f. greenhouse, with a second 1.1M s.f. greenhouse planned to be in full production by the end of 2020. Emerald’s Verdélite premium craft operation is fully licensed and expanding to full cultivation in its 88,000 s.f. indoor facility in Québec. Its Metro Vancouver health & wellness-oriented organic greenhouse and outdoor operation is expanding to full production in the first of two 78,000 s.f. buildings. Its Emerald Health Naturals joint venture is creating a completely new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada. Emerald contracted for approximately 1,000 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. The executive team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

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Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.